Mail Stop 3561

									July 20, 2005



Mr. Corey E. Shaker
President and Chief Executive Officer
Hometown Auto Retailers, Inc.
1309 South Main Street
Waterbury, CT 06706

      RE:	Hometown Auto Retailers, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      File No. 0-24669

Dear Mr. Shaker:

	We have reviewed the responses in your letter dated July 7,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

2. Summary of Significant Accounting Policies, page F-7

Segments, page F-12

1. We have reviewed your response to comment 10 in our letter dated
June 13, 2005, noting that it appears you have identified each of your dealerships, as well as your free-standing service center, as an operating segment under paragraph 10 of SFAS 131. Please substantiate your claim that each of your operating segments has similar economic characteristics. Begin by telling us the measure of profit or loss (e.g., operating income as a percentage of sales) you use to evaluate the performance of your operating segments. For each of the last five fiscal years, please provide us with that quantitative performance measure for each of your operating segments and demonstrate how that information supports the similarity of the economic characteristics of your operating segments. In addition, please tell us how you intend to present your segment information going forward considering your pending Exchange Agreement with Shaker
Auto Group. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131 including the number of operating segments you have identified.

2. We have reviewed your response to comment 14 in our letter dated
June 13, 2005. We have the following additional comments that require an amendment to your financial statements:

* It is our understanding that Ford Motor Credit Corporation
("FMMC")
directly pays the manufacturers from which you purchase your new vehicle inventory. We also assume that you do not have the discretion to receive these funds prior to disbursement to the manufacturers. Please note that, under paragraph 23a. of SFAS 95, payments to suppliers to acquire goods for resale should be classified as operating activities. Therefore, we believe that payments made to FMCC related to unaffiliated manufacturers, for example, Toyota, should be classified in financing activities.
See
AICPA TIS Section 1300.16 for further guidance.    We also assume
that the minority, or possibly none, of your used vehicle inventories are financed through or obtained from your manufacturers and that you receive access to this cash prior to disbursement. Therefore, we believe these used vehicle financings, including borrowings and repayments, should also be classified in cash flows from financing activities. Please confirm if our used vehicle assumptions are correct. Please amend your filing to restate your statement of cash flows by (1) classifying payments made to FMCC related to purchases of new vehicle inventory from unaffiliated manufacturers as financing activities, and (2) if applicable, classifying borrowings and repayments used in the procurement of used vehicle inventory as financing activities.

?	Rule 5-02(19)(a) of Regulation S-X requires separate and
clear
display of amounts payable to trade creditors and amounts payable for borrowings. Therefore, please restate your balance sheet to reflect separately the portion of the notes payable to FMCC for purchases of new vehicles from affiliated manufacturers, Ford, Lincoln and Mercury, as notes payable to trade creditors. Notes payable to FMCC for purchases of new vehicle inventory from unaffiliated manufacturers should be classified as borrowings.

?	Please amend your footnote disclosure to clarify the revised balance sheet and statement of cash flows presentation and to further describe the mechanics of your floor plan notes payable arrangements, including how cash disbursements are processed and if you have discretion to receive cash directly from FMCC.

10. Capital Structure and Per Share Data, page F-20

3. We have reviewed your response to comment 16 in our letter dated
June 13, 2005.  Please note that Item 10(e)(1)(ii)(B) of
Regulation
S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Since you recorded tax benefits in fiscal years
2004 and 2003 and likely will record gains or losses upon consummation of the Vergopia settlement agreement and/or your exchange agreement with the Shaker Auto Group, it appears presentation of these per share measures are not permitted by Regulation S-K. We believe the impact of these items on your results of operations can be adequately explained in detail within MD&A and the notes to your consolidated financial statements without presentation of non-GAAP per share measures.


		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   		You may contact Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief

Mr. Corey E. Shaker
Hometown Auto Retailers, Inc.
July 20, 2005
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